HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

The following discussion is management’s assessment and analysis of the results of operations, cash flows and financial condition of HIVE Blockchain Technologies Ltd. (“HIVE” or the “Company”) on a consolidated basis for the three months ended June 30, 2020, and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and related notes for the three months ended June 30, 2020. These documents and additional information regarding the business of the Company are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and the Company’s website at www.hiveblockchain.com. The preparation of financial data is in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all figures are reported in United States dollars unless otherwise indicated.

During the period ended September 30, 2017, the Company changed its presentation currency to the United States dollar (“USD” or “$”). Accordingly, all comparative amounts have been presented in USD using the foreign exchange rate in effect at the date of the transactions. This Management’s Discussion & Analysis contains information up to and including October 15, 2020.

BUSINESS OVERVIEW

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX Venture Exchange (“TSXV”) listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins. Currently, HIVE’s cryptocurrency mining operations are all powered by green energy, either renewable hydroelectricity or geothermal energy, and consist of: 1) A Bitcoin mining operation at a leased facility in Quebec, Canada, currently equipped with approximately 3,000 new generation ASIC mining rigs with an aggregate operating hash rate of approximately 217 petahashes per second (PH/s), utilizing approximately 9 megawatts (MW) power but with available power capacity of 30 MW. Approximately 60% of the Bitcoin mining power is being utilized by HIVE for self-mining while HIVE is hosting the remaining 40% on behalf of an institutional client; 2) In Sweden, a leased facility equipped with approximately 13,000 custom and efficient GPU rigs with an aggregate operating hash rate of approximately 3,030 gigahashes per second (GH/s) currently mining Ethereum and utilizing approximately 14 MW power; and, 3) In Iceland, a leased facility equipped with approximately 4,400 custom and efficient GPU rigs with an aggregate operating hash rate of approximately 576 GH/s currently mining Ethereum and utilizing approximately 3.5 MW power. These operations provide shareholders with exposure to the operating margins of digital currency mining which the Company believes is currently the most profitable application of the Company’s computing power. As it relates to its GPU computing equipment, the Company is investigating other high efficiency computing applications, such as artificial intelligence and graphic rendering as well as private blockchain computing, which are becoming more widespread as the blockchain technology grows and develops.

The Company recognizes income from the provision of transaction verification services, known as ‘crypto- currency mining’, for which the Company receives digital currencies and records them at their fair value on the date received.

Q1 Quarterly Highlights- June 30, 2020

• Generated income from digital currency mining of $6.6 million, with a gross mining margin1 of $2.6 million

• Mined over 25,500 Ethereum during the three-month period ended June 30, 2020

• Mined 154 Bitcoin during the during the three-month period ended June 30, 2020

• Earned net income of $1.8M for the period

• Working capital decreased by $0.4 million compared to the end of the prior fiscal year due to the acquisition of a Bitcoin mining facility in Quebec and investments in data centre equipment

• Net cash less loans payable of -$1.4 million, and digital currency assets of $6.5 million, as at June 30, 2020

_______________________________________

1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

The Company is a reporting issuer in the provinces of British Columbia and Alberta and is listed for trading on the TSXV, under the symbol “HIVE.V”, as well as on the OTCQX® Best Market under “HVBTF” and on the Open Market of the Frankfurt Stock Exchange under HBF. The Company’s head office is located at 555 Burrard Street, Vancouver, BC, V7X 1M8, and the Company’s registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

DEFINED TERMS

ASIC:

An ASIC (application-specific integrated circuit) is a microchip designed for a special application, such as a particular kind of transmission protocol or a hand-held computer. In the context of digital currency mining ASICs have been designed to solve specific hashing algorithms efficiently, including for Bitcoin mining.

Bitcoin or BTC

Bitcoin refers to the native token of the Bitcoin network which utilizes the SHA-256 algorithm. Bitcoin is a peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.

Bitcoin Network	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.
Blockchain

A Blockchain is an immutable, decentralized public transaction ledger which records transactions, such as financial transactions in cryptocurrency, in chronological order. Bitcoin and Ethereum are the largest examples of a public blockchain.

Ether or ETH or Ethereum:

Ether, ETH or Ethereum refers to the native token of the Ethereum Network which utilizes the ethash algorithm. Ethereum is a global, open-source platform for decentralized applications. Ethereum, ETH and Ether are used interchangeably to refer to the cryptocurrency.

Ethereum Classic:	Ethereum Classic refers to the native token of the Ethereum Classic Network.
GPU:	A GPU or Graphics Processing Unit, is a programmable logic chip (processor) specialized for display functions. GPUs have proven to be efficient at solving digital currency hashing algorithms.
Hashrate:	Hashrate is a measure of mining power whereby the expected income from mining is directly proportional to a miner’s hashrate normalized by the total hashrate of the network.
Mining:

Mining refers to the provision of computing capacity (or hashing power) to secure a distributed network by creating, verifying, publishing and propagating blocks in the blockchain in exchange for rewards and fees denominated in the native token of that network (i.e. Bitcoin or Ethereum, as applicable) for each block generated.

Network Difficulty:	Network difficulty is a measure of how difficult it is to find a hash below a given target.
Proof of Work:

Under proof of work consensus miners performing computational work on the network update the ledger; miners are incentivized to protect the network and put forth valid transactions because they must invest in hardware and electricity for the opportunity to mine coins on the network. The success of a miner’s business relies on the value of the currency remaining above the cost to create a coin.

Proof of Stake

Under proof of stake consensus stakers who have sufficiently large coin balances ‘staked’ on the network update the ledger; stakers are incentivized to protect the network and put forth valid transactions because they are heavily invested in the network’s currency.

Revaluation of Digital Currencies:	Refers to the recognition of fair value adjustments to digital currency holdings based on available market prices at a point in time.
SHA-256:

SHA-256 is a cryptographic Hash Algorithm. A cryptographic hash is a kind of 'signature' for a text or a data file. SHA-256 generates an almost-unique 256-bit (32- byte) signature for a text. The most well-known cryptocurrencies that utilize the SHA- 256 algorithm are Bitcoin and Bitcoin Cash.

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

OUTLOOK

Operations

Since September 14, 2020, the date of the Company’s management’s discussion and analysis for the fiscal year ended March 31, 2020, the Company announced that it has been utilizing cash flows generated from its Ethereum mining operations to upgrade and expand its Ethereum mining equipment and to support the scaling up of its recently acquired Bitcoin mining operation in Canada.

COVID-19 and Upgrade Program

As it relates to the impact from COVID-19, HIVE has enacted various measures to protect its employees and partners and prevent disruption to operations as a result of COVID-19, in alignment with local governments as well as national and international agency recommendations. These include ceasing non-essential travel and having employees work remotely. The Company has reduced staff on site at its locations through aggressive work at home policies; however, the Company has been able to maintain full uptime of its cryptocurrency mining operations and its data centres and supply chain continue to operate with only minimal disruption. The Company operates with a lean administrative structure and has few employees, as cryptocurrency mining is not a human capital-intensive industry. The Company’s data centres are located in sparsely populated areas near the Arctic Circle in Europe and in rural Quebec. Most operations management is able to be accomplished remotely and any necessary equipment maintenance can be achieved by minimal staff utilizing personal protective equipment and maintaining physical distancing. The Company continues to caution that current global uncertainty with respect to the spread of the COVID-19 virus (the “coronavirus”) and its effect on the broader global economy may have a significant negative effect on the Company. While the precise impact of the COVID-19 virus on the Company remain unknown, rapid spread of the COVID-19 virus may have a material adverse effect on global economic activity, and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

In particular, HIVE has undertaken a program to upgrade and expand its GPU equipment to maintain its Ethereum mining industry footprint. HIVE intends to complete this project by the end of 2020, however the negative impact on the global supply chain related to the COVID-19 pandemic does present challenges including increased shipping costs and obtaining equipment from China on a timely basis.

Mining Conditions

Since September 14, 2020, the date of the Company’s management’s discussion and analysis for the fiscal year ended March 31, 2020:

• Ethereum market conditions for miners have declined modestly, as i) Ethereum miner industry revenues have remained relatively stable as an increase in the price of Ethereum was offset by a reduction in the number of Ethereum provided to miners in the form of block rewards and fees, and ii) the network hash rate has increased.

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

Ethereum Mining Industry Revenues of U.S. dollars per Day for each 1 Megahash per second of computing power;

September 8 – October 12, 2020

Source: bitinfocharts.com

• Bitcoin market conditions for miners since September 14, 2020, have improved modestly as the price of Bitcoin has increased offsetting an increase in network difficulty. However, due to production and delivery delays that are being experienced at Bitmain, estimated to be the industry’s largest supplier of Bitcoin mining equipment, it is possible that network difficulty may rise significantly in the future if prices continue to rise and the production and delivery delays are solved at Bitmain and its latest generation of mining equipment is delivered to miners and put into production.

Bitcoin Mining Industry Revenues of U.S. dollars per Day for each 1 Terahash per second of computing power:

September 8 – October 12, 2020

Source: bitinfocharts.com

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

Industry subject to evolving regulatory and tax landscape

Both the regulatory and tax landscape for digital companies is constantly evolving. This applies as well to the emerging blockchain, or distributed ledger, technology industry and the mining, use, sale and holding of tokens, or digital currencies, related to blockchain technology networks.

Operating in an emerging industry, the Company constantly has to adapt to significant changes and obtains regulatory and tax advice from external global experts in this regard. However, regulations and the rules, rates, interpretations and practices related to taxes, including consumption taxes such as value added taxes (VAT), are also constantly changing. For example, in 2019, in the second quarter of fiscal 2020, the Company recorded a provision for potential VAT in Switzerland related to historical periods. However, subsequently, the Company obtained tax advice from major international tax lawyers and accountants that this amount was an overstatement and would not need to be paid and it was therefore reversed in the third quarter of fiscal 2020. In calendar year 2019, many publicly listed blockchain technology companies in Canada were forced to find new auditors and subsequently make late filings of their financial statements due to the resignation of their auditors, which followed guidance document outlining new expectations for audits of companies that own crypto assets by the Canadian Public Accountability Board which oversees auditors.

The Company’s headquarters are in Vancouver, British Columbia, Canada and as such is subject to the jurisdiction of the laws of B.C. and Canada. The Company intends to manage its data centres and trading operations from Bermuda, to simplify tax expectations and also extend its eligible trading window for its cryptocurrencies, as Bermuda is under the Atlantic Standard Time zone.

However, the Company also has assets in a variety of other countries and is subject to changes in political conditions and regulations within these markets. Changes, if any, in policies or shifts in political attitude could adversely affect the Company’s operations or profitability.

Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income and consumption taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. Additionally, cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company’s control, including hacking, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events.

On-going and future regulatory or tax changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company.

For example, governments may in the future curtail or outlaw, the acquisition, use or redemption of cryptocurrencies. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Company’s common shares. Such a restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

The Company believes the present attitude to blockchain technology and the digital currency mining industry is increasingly favourable in many countries, but conditions may change. Operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, foreign exchange controls, income and other taxes, and environmental legislation.

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

INITIAL ACQUISITIONS IN ICELAND AND SWEDEN, CLOUD AGREEMENT

In September 2017 and October 2017, the Company completed various transactions with Genesis whereby the Company acquired its digital currency mining data centre in Reykjanes, Iceland from Genesis (the Company’s “Iceland Facility”) which has a capacity of 3.8 MW of GPU mining rigs. The Genesis transactions consisted of four agreements, with the Transaction Agreement encompassing the remaining three: the Investor Rights Agreement, the Master Data Centre Equipment Purchase Agreement and the Master Services Agreement, as well as supplementary purchase and service orders

In November and December 2017, the Company entered into agreements with Genesis to expand into Sweden (the Company’s “Sweden Facility”), for a total capacity of 20.4 MW of GPU mining rigs. The GPU expansion of was delivered in three phases, with delivery on January 15, 2018, March 28, 2018 and April 30, 2018.

In December 2017, the Company and Genesis amended the terms of their agreements to acquire certain SHA- 256 ASIC equipment, and ultimately launched, commencing in September 2018, an expansion of 200 PH/s (later to include an additional 100 PH/s agreement) of cloud-based capacity by Genesis (the “Cloud Mining Agreement”). During the second half of calendar 2019, Bitcoin market conditions for miners worsened as coin prices declined while mining difficulty and network hash rates increased, reaching a record high. This combination resulted in the Company’s cloud mining operations, which operate on a fixed cost basis, becoming unprofitable. As a result, the Company suspended the Cloud Mining Agreements, effective October 2019 and December 2019, respectively.

GENESIS SETTLEMENT AGREEMENT

On June 28, 2019 the Company announced that they reached a settlement agreement with Genesis (the “Settlement Agreement”) which positively resolved prior misunderstandings and disagreements. The agreement was reached with a focus on initiatives which improve communication, transparency and mutually beneficial cooperation between Genesis and the Company. The agreement settled outstanding issues associated with the Sweden data centre and both parties agreed to mutually release each other from claims, discontinue any legal proceedings and withdraw any demands that were made. As part of the settlement the Company assumed responsibility for the operation of the Sweden and Iceland data centres from Genesis, and Genesis is providing transitional services to the Company to ensure an orderly transition. As part of the agreement, for a period of three years, Genesis will be entitled to nominate one director to the HIVE board of directors provided it continues to hold no less than 10% of the Company's shares. Genesis remains a significant shareholder of HIVE, holding 16.0% on a non-diluted basis as at June 30, 2020, with 55,145,585 shares per public filings. Genesis is a provider of cryptocurrency mining hashpower services.

Subsequent to the Settlement Agreement, the Company received invoices under the Master Services Agreement from Genesis which the Company is disputing on the basis, inter alia, that the Company believes Genesis is in breach of its obligations of general and preventative maintenance, monitoring, repair, in-warranty repair or replacement of defective equipment and components of the Company’s equipment at the Iceland Facility.

Additionally, subsequent to the Settlement Agreement, the Company is disputing with Genesis the amounts owed to the Company under the Cloud Mining Agreement.

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

NORWAY ACQUISITION

In May 2018 the Company acquired Liv Eiendom AS (“Liv Eiendom”) and Kolos Norway AS (“Kolos”) for total consideration of $12.3 million as detailed below (the “Norway Acquisition”) as a long-term development project. The acquisition includes a 64-hectare property in Ballangen, Norway.

The property was expected to provide access to low-cost power in a cold climate, sourced from green and renewable energy sources for future growth opportunities. However, in early December 2018 the Norwegian Parliament approved a legislative bill that cryptocurrency miners will no longer be subject to tax relief on power consumption at the same rate as other power-intensive industries.

In reaction to the proposed changes on December 20, 2018, the Company sent a letter to debt holders associated with the Kolos acquisition with proposed changes to the loan agreement. The Company proposed an extension of the term of the convertible loan by one year as the Company assesses the impact that the Norwegian Parliament’s proposed changes could have on future development plans and on the value of the Company’s sole Norwegian asset.

Since the acquisition was made in the first quarter of 2019, this development plan, which would result in one of the largest data centre hubs in the Nordics, has proved to be challenging partially due to the volatility that has taken place in the cryptocurrency markets along with the actions of the Norwegian Parliament. The Company is committed to working with the local Ballangen municipality and all stakeholders on this development project to reach an agreement that is in the best interests of all of the Company’s stakeholders.

Under the Norway agreement, at the present time, the Company does not have rights to the land itself, but instead has the right to develop the land until certain provisions are met. These provisions include raising approximately $22 million (200 million Norwegian Krone) before March 2021 which if not done the local Ballangen municipality will have the right to take back the land. At this time, it is uncertain in the current cryptocurrency market conditions, if the Company would be able to meet this provision. As a result, the land rights have been impaired and the land has been written down to $nil for accounting purposes.

BLOCKBASE STRATEGIC PARTNERSHIP

In August 2019, the Company entered into a strategic partnership with Blockbase Group DWC-LLC (“Blockbase”) to replace Genesis as the facility operator for the Company’s flagship Sweden operation, with an open-ended term. This transition was completed in November 2019. Under the agreement Blockbase will provide all things necessary for the configuration, management, operation, security, maintenance and support for the Company’s Sweden facility. Blockbase’s highly optimized software monitoring services are expected to enhance the efficiency of the Company’s GPU mining operations while reducing costs. Additionally, HIVE has entered into direct agreements with suppliers such as the local electricity providers, which are now providing full transparency of costs at the Company’s Swedish operations.

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

On June 1, 2020, the Company extended its partnership with Blockbase to be the facility operator for the Company’s Iceland operation. HIVE will also work with Blockbase to undertake facility improvements and refurbish as necessary its mining rigs to improve mining efficiency

QUEBEC ACQUISITION

On April 8, 2020 the Company completed its acquisition of a dedicated cryptocurrency mining operation at a leased facility located in Lachute, Quebec (the “Facility”) from Cryptologic Corp. (“Cryptologic”).

In consideration for 100% of the common shares of 9376, the Company paid total consideration of $3,738,809 consisting of:

(i) Issuance of 15,000,000 common shares on closing valued at a price of C$0.23 per common share for a total of $2,458,470 (C$3,450,000); and

(ii) Cash payment of $1,235,873 (C$1,734,315) and holdback of $44,466.

The allocation of the total purchase price to the net assets acquired is as follows:

Prepaid expenses	$719,699
Data Centre Equipment	2,322,077
Right of use asset	2,469,327
Goodwill	872,545
Accounts Payable	(175,512)
Lease liability	(2,469,327)
Net assets acquired	$3,738,809
Cash paid	1,235,873
Shares issued	2,458,470
Holdback payable	44,466
Total consideration	$3,738,809

The purchase price allocation for acquisitions reflect various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

In addition, the Company agreed to invest C$3,000,000 in cryptocurrency mining equipment for the facility.

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

CONSOLIDATED RESULTS OF OPERATIONS

Summary consolidated results of the Company’s operations, cash flows and certain other items for the three months ended June 30, 2020 and 2019 and as at June 30, 2020 and March 31, 2020, as applicable, are set forth below:

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

Income from Digital Currency Mining

For the three months ended June 30, 2020, income was $6.6 million, a decrease of approximately 28% from the prior year. The decrease was primarily due to a decline in the production of Bitcoin due to the suspension of the Company’s Cloud Mining Agreements after they became unprofitable in the third quarter of fiscal 2020, partially offset by an increase in the production of Ethereum.

Gross Mining Margin and Gross Mining Margin %

For the year ended three months ended June 30, 2020, HIVE’s gross mining margin percentage was 39% against 39% for the prior year.

The Company’s gross mining margin from digital currency mining is partially dependent on various external network factors including mining difficulty, the amount of digital currency rewards and fees it receives for mining, and the market price of the digital currencies at the time of mining.

The average monthly Ethereum market data from April 2020 to June 2020 was as follows:

	April	May	June	Average
Ethereum	2020	2020	2020	YTD F2021
Average price	$172	$208	$236	$205
Average daily total miner revenue in ETH, i.e. fees plus newly minted coins	14,221	15,179	16,728	15,376
Average daily hashrate	176,715	181,900	185,854	181,490

Sources: Coinmarketcap.com, Etherscan.io

The average monthly Ethereum market data from April 2019 to March 2020 was as follows:

	April	May	June	July	August	September
Ethereum	2019	2019	2019	2019	2019	2019
Average price	$166	$220	$275	$248	200	$$186
Average daily total miner revenue in ETH, i.e. fees plus newly minted coins	14,046	14,149	14,151	14,096	14,048	14,547
Average daily hashrate	149,143	160,617	164,734	175,553	179,542	186,922

	October	November	December	January	February	March	Average
Ethereum	2019	2019	2019	2020	2020	2020	F2020
Average price	$179	$174	$138	$157	$239	$160	$195
Average daily total miner revenue in ETH, i.e. fees plus newly minted coins	13,825	13,162	11,406	13,785	14,086	14,485	13,816
Average daily hashrate	189,222	182,435	164,738	163,885	174,724	177,576	172,424

Sources: Coinmarketcap.com, Etherscan.io

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

For your reference is an Ethereum price vs Ethereum miners’ revenues in Ether block rewards and transaction fees vs network hash rate* chart for the 24-month period from July 1, 2018 to June 30, 2020:

Source: Glassnode.com

* Network Hash Rate - The historical measure of the processing power of the Ethereum network. The average monthly Bitcoin market data from April 2020 to June 2020 was as follows:

	April	May	June	Average
Bitcoin	2020	2020	2020	YTD F2021
Average price	$7,224	$9,263	$9,489	$8,659
Average daily total miner revenue in BTC, i.e. fees plus newly minted coins	1,908	1,283	990	1,393
Average daily difficulty (in millions)	14,920,681	15,713,352	14,873,312	15,169,115

Sources: Coinmarketcap.com, Blockchain.com

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

The average monthly Bitcoin market data from April 2019 to December 2019 (when prior Bitcoin Cloud Mining Agreements were terminated) was as follows:

	April	May	June	July	August	September
Bitcoin	2019	2019	2019	2019	2019	2019
Average price	$5,178	$7,310	$9,416	$10,669	$10,643	$9,814
Average daily total miner revenue in BTC, i.e. fees plus newly minted coins	1,897	2,044	2,006	1,986	1,929	1,962
Average daily difficulty (in millions)	6,377,107	6,690,415	7,499,080	8,743,312	9,941,023	11,529,335

	October	November	December	Average
Bitcoin	2019	2019	2019	YTD F2020
Average Price	$8,412	$8,374	$7,284	$8,567
Average daily total miner revenue in BTC, i.e. fees plus newly minted coins	1,853	1,801	1,876	1,928
Average daily difficulty (in millions)	13,110,038	13,024,458	12,920,123	9,981,655

Sources: Coinmarketcap.com, Blockchain.com

For your reference is a Bitcoin price vs Bitcoin miners’ revenues (in Bitcoin block rewards and transaction fees) vs block difficulty* chart for the 24-month period from July 1, 2018 to June 30, 2020:

Source: Glassnode.com

* Block Difficulty - A relative measure of how difficult it is to find a new block. The difficulty is adjusted periodically as a function of how much hashing power has been deployed by the network of miners.

The block reward is how new bitcoin is "minted" or brought into the economy. These rewards, which started at 50 Bitcoin at inception of the network in 2009, halve every 210,000 blocks, with the halving that occurred on May 11, 2020 resulting in a reward of 6.25 Bitcoin per block vs 12.5 immediately prior to the halving.

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

Total Assets

Total assets increased to $37.8 million as at June 30, 2020 from $29.1 million at March 31, 2020, primarily due to the increase in data centre equipment by $3.4 million, increase in digital currencies by $3.1 million, increase in amounts receivable and prepaids by $2.7 million, and increase in right of use assets by $2.4 million, partially offset by a decrease in cash by $3.9 million. The significant assets consisted of cash of $1.2 million, amounts receivable and prepaids of $12.5 million, digital currencies of $6.5 million, and data centre equipment of $9.8 million.

Total Liabilities

Total liabilities increased to $12.1 million as at June 30, 2020 from $8.0 million as of March 31, 2020, primarily due to the increase in accounts payable and accrued liabilities by $2.0 million and increase in lease liability by $2.2 million.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2020

During the three-month period ended June 30, 2020, the Company recorded net income before tax of $1.8 million (Q1 F2020 – $5.6 million).

Income:

• Income of $6.6 million from the mining of digital currencies, including 25,572 Ethereum and 154 Bitcoin.

Operating Expenses:

• Operating and maintenance costs were $4.0 million consisting of fees paid to suppliers including local electricity providers, as well as service provider Blockbase, and includes electricity, daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data centre equipment; and

• Depreciation for the quarter of $1.6 related to the Company’s data centre equipment and right to use assets.

Gain on sale of digital currencies:

• The Company continued to sell digital currencies and received proceeds of $6.4 million during the three-month period ended June 30, 2020; the Company recognized a gain on sale of $747,466 in relation to the sale of digital currencies with a cost base of $5.7 million.

Revaluation of digital currencies:

The Company recorded a gain of $1.3 million related to the quarterly revaluation of its portfolio of digital currencies.

General and Administrative Expenses:

• Management fees, salaries, and wages of $119,771 relating to head office and overseas management and director fees;

• Marketing fees and branding fees of $37,716 in relation to marketing programs carried out concurrent with the ongoing branding of the Company’s business;

• Office and administration expenses of $715,284 relating to general corporate expenditures for the

Company’s offices in Vancouver, Bermuda and Zug; and

• Professional fees, advisory and consulting of $75,832 consisting of legal, auditing and tax fees indirectly related to the Company’s current and future growth plans and consulting fees in relation to corporate development and strategy services.

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

Other items:

• Share based compensation expense of $395,989 in relation to the options and restricted share units vested in the period;

• Foreign Exchange gain of $217,525; and

• Finance expense of $114,754.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2019

During the three-month period ended June 30, 2019, the Company recorded net income before tax of $5.6 million (2018 loss – $2.7 million).

Income:

• Income of $9.1 million from the mining of digital currencies, including over 3,200 Ethereum, 34,860 Ethereum Classic and 1,331 Bitcoin;

• The Company continued to sell digital currencies and received proceeds of $9.4 million during the three-month period ended June 30, 2019; the Company recognized a gain on sale of $0.7 million in relation to the sale of digital currencies with a cost base of $8.7 million.

Operating Expenses:

• Operating and maintenance costs were $5.6 million primarily consisting of fees paid to Genesis under the Master Services Agreement, which includes electricity, daily monitoring and maintenance and all other costs directly related to the maintenance and operation of the data centre equipment and servicing under the cloud mining contract; and

• Depreciation for the first quarter of $1.3 million being straight line depreciation of the data centre equipment over an expected life of four years, straight-line depreciation of the 300 PH ASIC cloud mining rights over the 2-year life of the agreements and depreciation on the right of use asset.

General and Administrative Expenses:

• Management fees, salaries, and wages of $226,939 relating to head office and overseas management and director fees;

• Marketing fees and branding fees of $22,425 in relation to marketing programs carried out concurrent with the ongoing branding of the Company’s business;

• Office and administration expenses of $289,964 relating to general corporate expenditures for the

Company’s offices in Vancouver and Zug;

• Professional fees, advisory and consulting of $673,123 consisting of legal, auditing and tax fees indirectly related to the Company’s current and future growth plans and consulting fees in relation to corporate development and strategy services; and

• Travel expenses of $86,664 incurred for visits to current and future sites and corporate development, to support the Company’s growth plans as well as oversee current operations.

Other expenses:

• Share based compensation of $293,880 in relation to the options vested in the period;

• Foreign exchange loss of $1.1 million; and

• Unrealized gain on investments of $2.4 million.

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

SUMMARY OF QUARTERLY RESULTS

The following tables summarize the Company’s financial information for the last eight quarters in accordance with IFRS:

LIQUIDITY AND CAPITAL RESOURCES

The Company commenced earning income from digital currency mining in mid-September 2017, however it has limited history and no assurances that historical performance will be indicative of future performance. The Company is reliant on external financing to take advantage of growth opportunities and its ability to continue as a going concern is dependent on the Company’s ability to efficiently mine and liquidate digital currencies.

As at June 30, 2020, the Company had a working capital balance of $10.7 million (March 31, 2020 – $11.1 million) and currently has sufficient cash to fund its current operating and administrative costs.

The net change in the Company’s cash position as at June 30, 2020 as compared to March 31, 2020 was a decrease of $3.9 million as a result of the following cash flows:

• Cash provided by operating activities of $516,202;

• Cash used in investing activities of $3.7 million related to the Quebec acquisition and purchase of mining equipment;

• Cash used in financing activities of $17,755 million due to lease payments offset by the exercise of stock options; and

• Effect of exchange rate changes on cash a reduction of 0.7 million.

OUTSTANDING SHARE DATA

As June 30, 2020 and at the date of this report, the following securities were outstanding:

Total Outstanding as of:	June 30, 2020	Date of this report:	Exercise price range:
Shares outstanding	344,415,564	345,670,564
Restricted Share Units	3,200,000	2,425,000
Stock options	17,423,168	17,043,168	C$0.27 - C$2.00
Warrants	1,250,000	1,250,000	C$1.24

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

RECONCILATIONS OF NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-IFRS measures in this document. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Gross Mining Margin:

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, it is helpful to investors to use the gross mining margin to evaluate the Company’s performance and ability to generate cash flows and service debt. The Gross mining margin is defined as the income from the mining of digital currencies less direct cash costs, being operating and maintenance costs. Accordingly, this measure does not have a standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides illustration of the calculation of the gross mining margin for the last four quarters:

(1) As presented on the statements of income (loss) and comprehensive income (loss).

EBITDA & Adjusted EBITDA

The Company uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

EBITDA is net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA adjusted for removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

The following table provides illustration of the calculation of EBITDA and Adjusted EBITDA for the last five quarters:

Calculation of EBITDA & Adjusted EBITDA:	Q1 F2021	Q4 F2020	Q3 F2020	Q2 F2020	Q1 F2020
Net income (loss)1	1,798,694	921,200	3,388,016	(11,526,822)	5,554,783
Deduct (add) the impact of the following:
Finance (expense) income	(114,754)	(157,574)	(153,792)	(53,557)	(53,965)
Tax expense (recovery)	-	(830,742)	-	-	-
Depreciation	(1,629,869)	(2,450,905)	(1,345,212)	(1,252,072)	(1,252,957)
Unrealized gain (loss) on investments	-	-	-	-
EBITDA	3,543,317	4,360,421	4,887,020	(10,221,193)	6,861,705
Revaluation of digital currencies	1,325,864	1,452,072	(727,064)	(4,806,346)	2,893,831
Share-based compensation	(395,989)	(315,540)	(62,220)	(15,019)	(293,880)
Impairment	-	-	-	-	-
One time transaction	-	-	-	-	-
Adjusted EBITDA	2,613,442	3,223,889	5,676,304	(5,399,828)	4,261,754

(1) As presented on the statements of income (loss) and comprehensive income (loss).

RELATED PARTY TRANSACTIONS

The Company had the following related party transactions not otherwise disclosed in these financial statements:

(a) As at June 30, 2020, the Company had $nil (March 31, 2020 - $1,440,921) due to Genesis for service fees, and $362,778 (March 31, 2019 – $1,647,587) due from Genesis for digital currencies held on the Company’s behalf included in amounts receivable and prepaids.

(b) As at June 30, 2020, the Company had $122,624 (March 31, 2020 – $182,787) due to directors for the reimbursement of expenses included in accounts payable and accrued liabilities.

(c) For the period ended June 30, 2020, operating and maintenance costs of $nil (June 30, 2019 - $5,187,110) were paid to Genesis pursuant to the Master Services Agreement.

Key Management Compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers.

For the period ended June 30, 2020, key management compensation includes salaries and wages paid to key management personnel and directors of $216,443 (June 30, 2019 - $158,924) and share-based payments of $371,602 (June 30, 2019 - $110,175).

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company has prepared the consolidated financial statements in accordance with IFRS. Significant accounting policies are described in Note 5 of the Company’s financial statements as at and for the year ended March 31, 2020.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

The Company’s significant judgements are detailed in Note 3 to the consolidated unaudited condensed interim financial statements for the period ended June 30, 2020 and include: functional currency, classification of digital currencies as current assets, asset acquisitions, and income from digital currency mining.

The Company’s significant estimates are detailed in Note 4 to the unaudited condensed interim financial statements for the period ended June 30, 2020 and include: determination of asset fair values and allocation of purchase consideration, carrying value of assets, depreciation, deferred taxes, digital currency valuation and share-based compensation.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed, in varying degrees, to a variety of financial related risks. The fair value of the Company’s financial instruments, including cash, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term nature. The type of risk exposure and the way in which such exposure is managed is provided in Note 22 to the condensed interim financial statements for the period ended June 30, 2020.

DIGITAL CURRENCY AND RISK MANAGEMENT

Digital currencies are measured using level two fair values, determined by taking the rate from www.coinmarketcap.com.

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of coins; in addition, the Company may not be able liquidate its inventory of digital currency at its desired price if required. A decline in the market prices for coins could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its coin sales or future mining of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently consist of Ethereum, Ethereum Classic, and Bitcoin. The table below shows the impact of the 25% variance in the price of each of these digital currencies on the Company’s earnings before tax, based on their closing prices at June 30, 2020.

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

RISKS AND UNCERTAINTIES

The Company faces a number of risks that are related to both the general cryptocurrency business as well as the Company’s business model. The risk factors described below summarize and supplement the risk factors contained in the Company’s filing statement dated September 13, 2017 (the “Filing Statement”), subsequent continuous disclosure filings, and this MD&A, all of which are available on SEDAR at www.sedar.com, and should be read in conjunction with the more detailed risk factors outlined therein.

The Company is at risk due to the volatility/momentum pricing of any underlying digital currency mined by the Company and held in inventory – wide fluctuations in price, speculation, negative media coverage (highlighting for example, regulatory actions and lawsuits against industry participants) and downward pricing may adversely affect investor confidence, and ultimately, the value of the Company’s digital currency inventory which may have a material adverse affect on the Company, including an adverse effect on the Company’s profitability from current operations. The Company is also at risk due to the volatility of network hashrates (and lag between network hashrate and underlying cryptocurrency pricing), which may have an adverse effect on the Company’s costs of mining. The Company is also at risk due to volatility in energy (electricity) pricing, a key factor in the Company’s profitability of its mining operations, which is subject to, among other things, government regulation and natural occurrences which affect pricing.

The Company holds it digital currencies in cold storage solutions not connected to the internet. The Company may not be able to liquidate its digital currency inventory at economic values, or at all. Due to the newness of the industry, the Company may have restricted access to services available to more mainstream businesses (for example, banking services), and the general acceptance and use of digital currencies may never gain widespread or significant acceptance, which may materially adversely affect the value of the Company’s digital currency inventory and long term prospects of current operations.

An additional risk to the Company arises as a result of the potential shift from the use of a proof of work validation model by the Ethereum network to a proof of stake model. The current proposal for Ethereum’s shift to proof of stake has a number of unknown variables, including uncertainty over timing, execution and ultimate adoption; and there is not yet a definitive plan that is established and approved. As a result of these uncertainties, the Company cannot estimate the impact of a potential change to proof of stake on operations, but may see its competitive advantages decrease over time; this may have a material adverse effect on the Company.

The Company also faces risk relating to the impact of the timing and exchange rate fluctuations resulting from the remittance and receipt back of value added taxes where due, as well as risks related to the imposition and quantum of value added taxes in jurisdictions where the Company operates. Due to the newness of the industry, the Company is also at risk generally as the tax treatment of digital currencies develops.

The acquisition of Kolos may not have any commercial benefit to the Company. Additionally, the Company faces risk of legal action in its ongoing attempts to negotiate settlement with debtholders associated with the Kolos acquisition. The Company may be required to sell its digital currency inventory in order to pay for its ongoing expenses (and in particular, expenses to maintain the Company’s facilities), and such sales may not be available at economic values.

The Company has only been able to insure its mined digital currency for an amount of $1.0 million. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or uneconomical for the Company to obtain which leads to the risk of inadequate insurance cover. The occurrence of an event that is not covered or fully covered by the Company’s existing insurance may have a material adverse affect on the Company. Additionally, while the Company takes measure to mitigate against losses of this nature, the Company’s mined digital currency may be subject to loss, theft or restriction on access, including loss due to cybercrime (hacking).

In terms of regulatory risks, governments may take action in the future that prohibit or restrict the right to acquire, own, hold, sell, use or trade digital currencies or exchange digital currencies for fiat currency. Such restrictions, while impossible to predict, could result in the Company liquidating its digital currencies inventory at unfavorable prices which may have a material adverse affect on the Company. The Company has liquidated a portion of coins, partially in order to mitigate against the aforementioned risk.

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

The Company also has risks associated with the continually evolving tax and regulatory environments in the countries we operate, as described more fully under the heading “Industry subject to evolving regulatory and tax landscape” in the Outlook section above.

The Company cautions that current global uncertainty with respect to the spread of the COVID-19 virus (the “coronavirus”) and its effect on the broader global economy may have a significant negative effect on the Company. In particular, as a result of the uncertainty surrounding the impact of COVID-19 on global supply chains, including increased shipping costs and delays in obtaining equipment from China, the Company faces risks that the Company’s program to update and expand the Company’s GPU equipment will not complete as currently anticipated, which may cause material adverse effects on the Company’s operations and results. Further, while the precise impact of the COVID-19 virus on the Company remain unknown, rapid spread of the COVID-19 virus may have a material adverse effect on global economic activity, and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

CAUTION REGARDING FORWARD LOOKING INFORMATION

This Management Discussion and Analysis contains certain “forward-looking information” within the meaning of Canadian securities legislation. Forward-looking information is based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Forward-looking information in this Management Discussion and Analysis includes information about the Company’s use and profitability of the Company’s computing power; the Company’s pursuit of other high efficiency computing applications (such as artificial intelligence, graphic rendering and private blockchain computing); plans for an aggressive growth strategy; mining alternate digital currencies if more profitable; exploration of additional alternatives; the Company’s plans for its assets in Norway; the Company’s strategic partnership with Blockbase, including expected enhancements of the efficiency of the Company’s GPU mining operations and reduced cost thereon; the Company’s strategy to rapidly acquire, develop and operate data centres and potential growth of the Company’s computing capacity; the delivery of SHA-256 ASIC mining equipment, including timing thereon; expected electrical and mining capacity; the value of the Company’s digital currency inventory; the business goals and objectives of the Company, and other forward-looking information including but not limited to information concerning the intentions, plans and future actions of the Company.

The forward-looking information in this Management Discussion and Analysis reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this Management Discussion and Analysis, the Company has made assumptions about the Company’s assets in Norway; the Company’s ability to reach amicable settlement with debt holders associated with the Kolos acquisition; the benefits (increased efficiency and reduction in costs) of the Company’s strategic partnership with Blockbase; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

This Management Discussion and Analysis also contains “financial outlook” in the form of gross mining margins, which are intended to provide additional information only and may not be an appropriate or accurate prediction of future performance, and should not be used as such. The gross mining margins disclosed in this Management Discussion and Analysis are based on the assumptions disclosed in this Management Discussion and Analysis, which assumptions are based upon management’s best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

HIVE Blockchain Technologies Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations June 30, 2020 (Expressed in US Dollars unless otherwise indicated)

Risk factors that could cause future results to differ materially from those anticipated in these forward-looking statements and financial outlook are described in the Risk Factors contained in this Management Discussion and Analysis, the Risk Factors contained the Company’s Filing Statement, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com). Readers are cautioned not to place undue reliance on forward-looking information or financial outlook, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to forward-looking information or financial outlook that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events except as required by law.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with National Instrument (“NI”) 52-109 (Certification of Disclosure in Issuer’s Annual and Interim Filings) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited condensed interim financial statements and the audited annual financial statements and respective accompanying Management’s Discussion and Analysis.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FURTHER INFORMATION

Additional information relating to the Company, including filings that the Company has made and may make in the future with applicable securities authorities, may be found on or through SEDAR at www.sedar.com or the Company’s website at www.hiveblockchain.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Company’s securities and securities authorized for issuance under equity compensation plans, is also contained in the Company’s most recent management information circular for the most recent annual meeting of Shareholders of the Company. In addition to press releases, securities filings and public conference calls and webcasts, the Company intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following the Company’s press releases, securities filings, and public conference calls and webcasts. This list may be updated from time to time.